FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

      Intershop Communications Reports First Quarter 2002 Financial Results

                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
                              (Name of Registrant)

                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                 (Translation of Registrant's Name into English)

                                Amsinckstrasse 57
                                 D-20097 Hamburg
                           Federal Republic of Germany
                               (011) 49-40-23708-2
   (Address and Telephone Number of Registrant's Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                      Form 40-F
                             ___                                ___


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                No   X
                       ___                               ___



If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A





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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT


Date:  April 30, 2002        By: /s/STEPHAN SCHAMBACH
                                ________________________________________________
                                              Stephan Schambach
                                Chief Executive Officer (Vorstandsvorsitzender)












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                                  EXHIBIT INDEX



EXHIBIT           DESCRIPTION OF EXHIBIT                               PAGE

99.1              Press Release                                          4
99.2              Ad-hoc Release                                        12
















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